CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 West Alabama, Suite 1150                           M Gregory Cutler, Esq.**
Houston, Texas 77098
(713) 888-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
================================================================================

                                  July 1, 2010

Stephani Bouvet, Division of Corporate Finance
Matthew Crispino, Attorney Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 30, 2010
     File No. 333-167273

Gentlemen and Ladies:

     This letter accompanies Amendment No. 1 filed on July 1, 2010 to the Registration Statement on Form S-1 originally filed by Competitive Technologies, Inc. (the "Company") on June 2, 2010. We are in receipt of your correspondence dated June 28, 2010, and addressed to John B. Nano, President and Chief Executive Officer of the Company. This letter includes responsive comments to your letter. As a courtesy, we have attached to this letter a copy of the filing marked to show changes from the original filing.

     The responses contained herein correspond in Part and Number to the comments in your letter of June 28, 2010. The page numbers reflect the page numbers in the PDF copy filed herewith.

The Offering, page 4
--------------------

1. You state here and elsewhere throughout your filing that under the Purchase Agreement with Crisnic Fund SA, the fund is obligated to purchase up to two million shares of your common stock upon the approval and effectiveness of this registration statement. However, Section 2.2 of the Purchase Agreement, as revised by the June 2, 2010 amendment to the Agreement, indicates that you will deliver to the Crisnic Fund two million shares of common stock. Please update your disclosure to indicate, if true, that the Crisnic Fund is obligated to purchase two million shares of your common stock. Also, please be sure that the opinion of counsel filed as Exhibit
     5.1 accurately reflects the number of shares of Company common stock issuable in connection with the Purchase Agreement.

We have revised the registration under "The Offering" and throughout the Registration Statement to clarify that Crisnic Fund is indeed obligated to purchase two million shares of common stock. See page 4 of the amended Registration Statement. The legal opinion has been clarified.


Risk Factors, page 6
--------------------

2. We note that on June 4, 2010, the NYSE Amex, LLC notified you of its intention to file a delisting application from the Exchange of your securities and that per your request, an oral hearing before the Exchange has been scheduled for July 22, 2010. Since there can be no assurance that the panel will grant your request for continued listing, please include corresponding risk factor disclosure that alerts investors to the possibility that your securities may be delisted from the Exchange.

We have added the requested risk factor on page 6 of the amended Registration Statement.

Incorporation by Reference, page 12
-----------------------------------

3. Please revise this section to specifically incorporate by reference the Form 10-Q filed on June 14, 2010 and the Forms 8-K filed on July 30, 2009, August 5, 2009, August 6, 2009, June 10, 2010, and June 16, 2010. Refer to
     Item 12(a)(1) and (2) of Form S-l. See also Question 113.05 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website. Please also update your prospectus as necessary to reflect your financial results for the quarter ended April 30, 2010. For example, please revise the risk factor on page 6 to disclose your operating loss for your most recent quarter. We have added the requested references under Incorporation by Reference on page 13 of the amended Registration Statement. We have also made corresponding updates to various sections in the amended Registration Statement to update the numbers to April 30 references. See pages 7, 8 and 10.

The Selling Stockholder, page 16
--------------------------------

4. Footnote 2 to the selling stockholder table indicates that Mr. Gentile has "shared" voting and dispositive power over the shares being offered for resale by Crisnic Fund SA under this prospectus. Please revise your disclosure to identify the other natural person or persons who share voting and dispositive power over the shares with Mr. Gentile.

There are no other natural persons who share such voting and dispositive power. However, Crisnic Fund SA itself shares such power and Mr. Gentile is not the sole officer or director (but has controlling authority over Crisnic Fund). We have revised the disclosure to clarify that such powers are share with Crisnic Fund SA itself. See page 20 of the amended Registration Statement.

Part II
-------

Item 15. Recent Sales of Unregistered Securities, pageII-2
----------------------------------------------------------

5. Please ensure that you disclose in this section all unregistered sales of your securities made within the past three years. Refer to Item 701 of Regulation S-K. In this regard, we note from the disclosure in a prior Form S-l, file number 333-161216, that you made unregistered sales of your common stock in April, May and August of 2009.

We note your comment. Staff is advised that the transactions referenced in the prior Form S-1 during April and May of 2009 were unwound completely upon determination that they were not approved by the NYSE Amex. They were not included in the final amended Form S-1 (amendment no. 1), file number 333-161216 as filed on September 25, 2009. The transactions referenced in August of 2009 were registered by that registration statement and are consequently no longer included in sales of unregistered securities.


     The Staff is further advised that this amendment includes a simple name change for our accounting firm which occurred subsequent to filing the original S-1 (and which was included in our recent filing on Form 10-Q). The name change is for their New York practice only and does not involve a change of entity, so consequently no other filing would be required by the Company. The registered name of the CPA firm with the PCAOB is Mayer Hoffman McCann P.C.

     We will be providing today an appropriate request for acceleration which of course would depend upon completion of your review. Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                                   Very truly yours,

                                   \s\ Cutler Law Group
                                   M. Richard Cutler
                                   Cutler law Group